Correspondence Document

November 15, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Coach, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed August 22, 2013
File No. 001-16153

Dear Ms. Jenkins:

Pursuant to our telephone call today regarding the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s (the “Commission”) November 7, 2013 letter (the “Letter”) to Coach, Inc. (the “Company”) setting forth the Commission’s comments to the Company’s Form 10-K for the fiscal year ended June 29, 2013, this letter serves to confirm the Staff’s agreement that the Company shall have until November 27, 2013 to file its response to the Letter.

Thank you for your assistance in this matter.  If you should have any questions on the foregoing, please call the undersigned at (212) 615-2436.

Sincerely,

/s/ David E. Howard

David E. Howard
Associate General Counsel and
Assistant Corporate Secretary

cc:

Jane Nielsen, Executive Vice President and Chief Financial Officer, Coach, Inc.
Melinda Brown, Senior Vice President and Controller, Coach, Inc.

516 WEST 34TH STREET NEW YORK, NY 10001  TELEPHONE 212 615 2436